Exhibit 1

MTNL/SECTT/STPI/06
February 6, 2006

The Secretary,
Delhi/Mumbai/Calcutta/Chennai and
National Stock Exchange.

Dear Sir,

We would like to inform you that a Joint Venture agreement has been signed between Mahanagar Telephone Nigam Ltd. and Software Technology Parks of India, an Autonomous Society under Govt. of India, Ministry of Communications & Information Technology, Department of Information Technology on 3.2.06 to set up and maintain Internet Data Centre and other related activities with 50:50 partnership in the equity of the proposed company which would be incorporated soon.

Thanking you,

Yours faithfully,

(S.C. AHUJA)
COMPANY SECRETARY